Letterhead of ResMed Inc.

May 27, 2008

Mr. Kevin L.Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street. N.E.

Washington, DC 20549

Re:	ResMed Inc.

File No. 1-15317

Form 10-K for the Fiscal Year Ended June 30, 2007

Dear Mr. Vaughn:

ResMed Inc. has the following responses to the Staff’s comments in the letter of May 13, 2008. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Form 10-K for the Fiscal Year Ended June 30, 2007

1. Item 7. Management’s Discussion and Analysis, page 31

“We note that your “Overview” section repeats much of the same information as contained under “Item 1. Business”. Please revise the “Overview” disclosure in your future filings to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview”, see interpretative Release No.33-8350.”

We will revise the “Overview” disclosures within our future filings to include a discussion on any material business opportunities, challenges and risks such as those presented by known material trends and uncertainties.

2. Consolidated Statements of Income, page F-3

“We note that you present stock-based compensation charges on the face of the consolidated statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise appropriate income statement line items or to remove the total stock compensation from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.”

We will remove the stock-based compensation table from the face of the consolidated statements of operations from our future filings.

3. (r) – Stock-based Employee Compensation, page F-12

“We note that you used a combination of historical and implied volatility. Discuss your evaluation of the factors listed in Question 2 and 3 of SAB Topic 14.D in relying on a blended volatility. As applicable, please revise future filings to provide the disclosures in Question 5 of SAB Topic 14.D.1. Please also expand your disclosures in the Critical Accounting Policies section to address your use of a blended volatility.”

We currently use a blended volatility to determine our overall expected volatility as we believe this is the most appropriate estimate of the market’s expectations of future volatility. While there is a tradeable market of options on ResMed common stock less emphasis is placed on the implied volatility of these options due to the relative low volumes of these traded options and the difference in the terms compared to our employee options. Specifically, in relation to the factors outlined in questions 2 and 3 of SAB 14.D we consider the following:

•

Our historic volatility is calculated on each grant date using our daily closing stock price observed over a period of between 4.0 to 5.2 years, which is the expected term of the employee options. All expected future events on grant dates are considered and where appropriate the volatility is adjusted. We also consider excluding periods where price volatility would be irrelevant. To date there has not been a requirement to make these adjustments and we have no new or different information which would cause us to believe that future expectation will differ significantly from past experiences.

•

Our implied volatility is calculated using the average volatility of the tradeable options for the 5 days prior to each employee option grant date. Although the tradeable options are exchanged in an actively traded market and have similar exercise prices to our employee options, the volumes are not significant and the terms generally range between six to twelve months, which is considerably different the expected term of our employee options. As a result less emphasis is placed on the implied volatility.

In response to the request for additional disclosures as detailed in Question 5 of SAB Topic 14.D.1 and our use of a blended volatility estimate, we will provide additional disclosures in the Critical Accounting Policy section and also in our notes section to the financial statements within our future filings.

We also acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to your comments and the corresponding changes, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (858) 746-2568.

Very truly yours,

RESMED INC.

/s/ David Pendarvis
David Pendarvis Global General Counsel

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